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      SECURITIES AND EXCHANGE COMMISSION        --------------------------------
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                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                                   Gaiam, Inc.
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                                (Name of Company)

                Class A Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    3268Q103
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                      (CUSIP Number of Class of Securities)

               Mathew Hoffman, Esq.             Eleazer Klein
        Prentice Capital Management, LP     Schulte Roth & Zabel LLP
          623 Fifth Avenue, 32nd Floor         919 Third Avenue
               New York, NY 10022             New York, NY 10022
                 (212) 756-8040                 (212) 756-2376

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2009
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             --------------------
CUSIP NO.      3268Q103              SCHEDULE 13D/A         PAGE 2 OF 6 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [x]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*


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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,566,323
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,566,323
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,566,323
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See item 5)

            13.84%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      3268Q103              SCHEDULE 13D/A         PAGE 3 OF 6 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [x]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*


-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                8,705
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,569,323
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     8,705
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,569,323
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,578,028
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.9%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      3268Q103              SCHEDULE 13D/A         PAGE 4 OF 6 PAGES
------------------------------                             --------------------

     Reference is made to the Statement on Schedule 13D filed on April 2, 2007 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc., a Colorado corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Class A Common Stock of the Company.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

     Prentice Capital Management serves as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Amendment No. 1 to the Schedule 13D. Mr. Zimmerman is the Managing Member of (i) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) Prentice Capital GP, LLC, the general partner of certain investment funds and (iii) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment No. 1 to the Schedule 13D.

     Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Amendment No. 1 to the Schedule 13D. Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment No. 1 to the Schedule 13D not personally owned by him.

     All  capitalized   terms  used  but  not  defined  herein  shall  have  the
definitions  assigned to them in the Schedule 13D.  This  Amendment No. 1 to the
Schedule 13D amends the Schedule 13D as follows.

------------------------------                             --------------------
CUSIP NO.      3268Q103              SCHEDULE 13D/A         PAGE 5 OF 6 PAGES
------------------------------                             --------------------


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

     (a) Prentice Capital Management may be deemed to beneficially own, in the aggregate, 2,566,323 Shares, representing approximately 13.84% of the Company's outstanding Class A Common Stock (based upon the 18,541,201 Shares stated to be outstanding by the Company as of March 9, 2009, in the Company's Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 13, 2009). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 2,578,028 Shares representing approximately 13.9% of the Company's outstanding Class A Common Stock.

     (b) Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 2,566,323 Shares. Mr. Zimmerman also has shared voting power with respect to the 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc. and has sole voting power with respect to 8,705 Shares that he personally owns.

     (c) The Reporting Persons, on behalf of certain entities it manages, sold 1,863,310 Shares to a group of buyers, including The Company and one of its Directors. Except as set forth in the immediately preceding sentence, no other transactions in the Shares were effected during the past 60 days.

     (d) The limited partners or shareholders of the private investment funds and the entities for which Prentice Capital Management and Mr. Zimmerman manages investments in managed accounts have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares held by such private investment funds or managed accounts, as applicable, in accordance with their respective ownership interests in their respective funds and managed accounts.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this Amendment No. 1 to the Schedule 13D), which joint filing agreement is incorporated by reference herein.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

------------------------------                             --------------------
CUSIP NO.      3268Q103              SCHEDULE 13D/A         PAGE 6 OF 6 PAGES
------------------------------                             --------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

PRENTICE CAPITAL MANAGEMENT, LP




By:  /s/ Mathew Hoffman
     ---------------------------------
     Name:  Mathew Hoffman
     Title: General Counsel


MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
----------------------------
Michael Zimmerman